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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the period ended July 9, 2003

                          Coolbrands International Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F                    Form 40-F    x
                         --------                     --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                           No    x
                  --------                     --------



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________







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         Materials relating to Registrant and filed pursuant to this Form 6-K include a Material Change Report and press release filed with SEDAR in Canada relating to the completion of Coolbrands' purchase of certain ice cream and distribution assets from Dreyer's Grand Ice Cream, Inc. and Nestle and a press release concerning the execution by Coolbrands and Tropicana Products, Inc. of a master license agreement for the franchising of retail outlets using the Tropicana brand name.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          COOLBRANDS INTERNATIONAL INC.



Date July 16, 2003             By   /s/ Aaron Serruya
    -----------------               ----------------------------
                               Name:  Aaron Serruya
                               Title: Executive Vice President






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                             MATERIAL CHANGE REPORT
                                   PURSUANT TO
             Section 85(1) of the Securities Act (British Columbia)
                 Section 146(1) of the Securities Act (Alberta)
            Section 84(1) of The Securities Act, 1988 (Saskatchewan)
                  Section 75(2) of the Securities Act (Ontario)
                Section 81(2) of the Securities Act (Nova Scotia)
      Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.       REPORTING ISSUER

         CoolBrands International Inc. ("CoolBrands")
         8300 Woodbine Avenue
         5th Floor
         Markham, Ontario
         L3R 9Y7

2.       DATE OF MATERIAL CHANGE

         July 7, 2003

3.       PRESS RELEASE

         A press release disclosing the material change was issued by CoolBrands on July 7, 2003. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         On July 7, 2003 CoolBrands announced that Integrated Brands, Inc., its wholly owned subsidiary, has completed the purchase of the Dreamery'r' and Whole Fruit'TM' Sorbet brands from Dreyer's Grand Ice Cream, Inc. ("Dreyer's"), as well as the right to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's, and that Eskimo Pie Frozen Distribution, Inc., a newly formed wholly owned subsidiary of CoolBrands, has completed the purchase from Nestle of most of the Haagen-Dazs frozen dessert distribution assets in the U.S.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         On July 7, 2003 CoolBrands announced that Integrated Brands, Inc., its wholly owned subsidiary, has completed the purchase of the Dreamery'r' and Whole Fruit'TM' Sorbet brands from Dreyer's Grand Ice Cream, Inc. ("Dreyer's"), as well as the right to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's, and that Eskimo Pie Frozen Distribution, Inc., a newly formed wholly owned subsidiary of CoolBrands, has completed the purchase from Nestle of most of the Haagen-Dazs frozen dessert distribution assets in the U.S.

         CoolBrands paid approximately Cdn.$13.5 million in cash to acquire the brands, including inventories, and distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and








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         the District of Columbia.

         CoolBrands now operates its distribution system in the configuration and with the product mix in place prior to the closing, consisting in large part of Haagen-Dazs and other Nestle brand products. CoolBrands anticipates that it may require up to 12 months after the closing to complete the integration by CoolBrands of the Dreamery'r', Godiva'r' and Whole Fruit'TM' sorbet business into its new distribution system. CoolBrands will continue to distribute certain product lines for Dreyer's pursuant to the transaction agreements.

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         Not applicable.

7.       OMITTED INFORMATION

         None.

8.       SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Michael Serruya of CoolBrands, who is knowledgeable about the details of the material change and may be contacted at (905) 479-8762.

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Markham, Ontario this 16th day of July, 2003.

                                   COOLBRANDS INTERNATIONAL INC.

                                   By: (Signed) "Michael Serruya"
                                       -------------------------------
                                       Michael Serruya
                                       Co-Chairman of the Board of Directors





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                                 Appendix "A"

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor             Contact: Michael Serruya
Markham, Ontario, Canada L3R 9Y7            Telephone: (905) 479-8762
                                            Contact: David Stein
                                            Telephone: (631) 737-9700 (x216)

FOR IMMEDIATE RELEASE: July 7, 2003

            COOLBRANDS COMPLETES PURCHASE OF BRANDS AND DISTRIBUTION
                        ASSETS FROM DREYER'S AND NESTLE

 Dreamery, Whole Fruit Sorbet, the License to the Godiva Ice Cream Brand And the
             Second Largest U.S. DSD Ice Cream Distribution System
    Are Divested to CoolBrands after Merger of Dreyer's and Nestle Ice Cream

CoolBrands International, Inc. (TSX: COB.A) announced today that Integrated Brands, Inc., its wholly owned subsidiary, has completed the purchase of the Dreamery'r' and Whole Fruit'TM' Sorbet brands from Dreyer's Grand Ice Cream, Inc. ("Dreyer's"), as well as the right to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's, and that Eskimo Pie Frozen Distribution, Inc., a newly formed wholly-owned subsidiary of CoolBrands, has completed the purchase from Nestle of most of the Haagen-Dazs frozen dessert distribution assets in the U.S.

"With this acquisition, CoolBrands becomes one of the leading U.S. ice cream companies, with strength in the packaged ice cream and frozen novelties segments of the ice cream category," said David J. Stein, President and Co-CEO of CoolBrands. "As the second largest U.S. DSD ice cream distribution company, with strong brands covering a broad spectrum of frozen dessert products, CoolBrands has significantly increased its penetration of the world's largest ice cream market and enhanced the Company's potential for future growth."

CoolBrands paid approximately CDN$13.5 million in cash to acquire the brands, including inventories, and distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia. CoolBrands now operates its distribution system in the configuration and with the product mix in place prior to the closing, consisting in large part of Haagen-Dazs and other Nestle brand products. CoolBrands anticipates that it may require up to 12 months after the closing to complete the integration by CoolBrands of the Dreamery'r', Godiva'r' and Whole Fruit'TM' sorbet business into its new distribution system. CoolBrands will continue to distribute certain product lines for Dreyer's pursuant to the transaction agreements.






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About CoolBrands

CoolBrands manufactures, distributes and markets a broad range of frozen desserts and frozen novelties under its own Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' brand names, as well as under the Tropicana'r', Weight Watchers'r' Smart Ones'r', Welch's'r', Betty Crocker'r', Trix'r' and Yoplait'r' brand names pursuant to long-term licensing agreements. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r' and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. CoolBrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies for the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of customer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.







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                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.


8300 Woodbine Avenue, 5th Floor                Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7              Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: July 9, 2003

                COOLBRANDS AND TROPICANA SIGN MASTER LICENSE FOR
                     TROPICANA'r' SMOOTHIES FRANCHISE STORES

CoolBrands International Inc. (TSE: COB.A) today announced that it has concluded a master license agreement with Tropicana Products, Inc. of Bradenton, Florida for the franchising of retail outlets using the Tropicana'r' brand name. Pursuant to the master license agreement, CoolBrands will offer franchises for retail outlets branded as "Tropicana'r' Smoothies, Juices and More" in the United States and Canada. The Tropicana'r' Smoothies, Juices and More franchise features a full menu selection of refreshing fruit juice based smoothies, made by hand by blending fresh fruit and juice with crushed ice and/or frozen yogurt or fruit sorbet. The master license agreement follows the successful completion of an ongoing test market arrangement during which prototype Tropicana'r' Smoothies, Juices and More outlets were opened at the Mall of America in Minneapolis, MN, the Fashion Show Mall and the New York, New York Casino, both in Las Vegas, NV and other locations across the U.S.

"Consumers love smoothies because they combine refreshing fruit flavor with good nutrition, and Tropicana'r' is the perfect brand to communicate these benefits," said CoolBrands' President and Co-CEO David J. Stein. "We are very excited to add the Tropicana'r' brand to our franchising portfolio."

"Tropicana is pleased to expand our Smoothie Retail Shop Licensing relationship with CoolBrands" commented Frank Hood, Tropicana Licensing Manager. "CoolBrands has the expertise and quality commitment required to bring the Tropicana Brand name into this fast-growing venue. This differentiated product and package will compliment our larger Smoothie strategy, which includes a packaged bottle for on-the-go consumption."

CoolBrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r', and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. In addition, CoolBrands owns and markets the Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' brands of frozen novelties and frozen dessert products, and also markets a broad range of frozen novelties and frozen dessert products under the Tropicana'r', Weight Watchers'r' Smart Ones'r', Welch's'r', Trix'r' and Yoplait'r' brands pursuant to long-term licensing agreements. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and









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other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

Tropicana Products, Inc., a division of PepsiCo, Inc., is the world's leading producer and marketer of branded fruit juices. Based in Bradenton, Florida, Tropicana markets its products in the U.S. under a number of brand names, including: Tropicana Pure Premium Original, Grovestand and HomeStyle juices; Tropicana Pure Premium Calcium & Extra Vitamin C, and Double Vitamin C with Vitamin E nutritionally enhanced juices; Dole juices and juice blends; Tropicana Season's Best and Pure Tropics juices; and Tropicana Twister juice beverages. The Dole brand name is licensed from Dole Food Company, Inc.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.

                         STATEMENT OF DIFFERENCES
                         ------------------------
The trademark symbol shall be expressed as................................'TM'
The registered trademark symbol shall be expressed as.....................'r'